Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format

Index

Glossary of terms
Condensed Consolidated Interim Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
GBP	Sterling pound
CAD	Canadian dollar
The Company	Aeropuertos Argentina 2000 S.A.
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company Name: Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

For the nine-month period of the

Fiscal Year N° 28 commenced January 1, 2025

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Separate Statement of Comprehensive Income

For the three and nine month, periods ended at September 30, 2025 and 2024

		Three months at		Nine months at
		09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Note	Millions of $
Continuous Operations
Sales income	4	328,190	252,985	919,107	838,372
Construction income		48,974	50,832	103,793	151,254
Cost of service	5.1	(199,210)	(184,978)	(581,006)	(536,219)
Construction costs		(48,874)	(50,735)	(103,515)	(150,989)
Income for gross profit for the period		129,080	68,104	338,379	302,418
Distribution and selling expenses	5.2	(22,906)	(16,928)	(60,156)	(51,826)
Administrative expenses	5.3	(17,152)	(14,513)	(49,071)	(39,610)
Other income and expenses, net	6.1	5,888	5,159	13,825	16,417
Operating profit for the period		94,910	41,822	242,977	227,399
Finance Income	6.2	27,816	(5,508)	39,802	(136,862)
Finance Costs	6.3	(88,232)	18,121	(129,074)	533,962
RECPAM		(892)	(3,616)	(6,565)	(32,145)
Result of investments accounted for by the equity method		-	-	-	(1)
Income before income tax		33,602	50,819	147,140	592,353
Income tax	6.4	(5,676)	(34,597)	(40,952)	(255,988)
Income for the period for continuous operations		27,926	16,222	106,188	336,365
Net Income for the period		27,926	16,222	106,188	336,365
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		27,926	16,222	106,188	336,365

Income attributable to:
Shareholders		27,921	15,942	105,999	335,851
Non–Controlling Interest		5	280	189	514

Income per share basic and diluted attributable to shareholders of the Company during the period (shown		107.8224	62.6332	409.9923	1,298.7066
in $ per share) from continuous operations

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Consolidated Statements of Financial Position

At September 30, 2025 and December 31, 2024

		09.30.2025	12.31.2024

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	1
Property, plant and equipment		1,176	1,277
Intangible Assets	7	2,360,298	2,389,290
Rights of use		5,044	5,390
Assets for deferred tax		22	20
Other receivables	9.1	55,097	53,624
Investments	9.3	43,452	60,689
Total Non-Current Assets		2,465,090	2,510,291
Current Assets
Other receivables	9.1	23,365	29,090
Trade receivables, net	9.2	121,883	116,175
Other assets		301	198
Investments	9.3	83,290	27,149
Cash and cash equivalents	9.4	100,269	129,842
Total Current Assets		329,108	302,454
Total Assets		2,794,198	2,812,745
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		168,288	168,288
Legal , facultative reserve and others		1,060,383	906,872
Retained earnings		105,999	356,185
Subtotal		1,335,066	1,431,741
Non-Controlling Interest		507	318
Total Shareholders’ Equity		1,335,573	1,432,059
Liabilities
Non-Current Liabilities
Provisions and other charges	11	6,277	9,788
Financial debts	8	671,940	681,844
Deferred income tax liabilities		409,834	369,374
Lease liabilities		790	2,589
Accounts payable and others	9.5	1,083	1,181
Total Non- Current Liabilities		1,089,924	1,064,776
Current Liabilities
Provisions and other charges	11	136,442	54,624
Financial debts	8	81,261	102,095
Current income tax liability, net of advances		569	515
Lease liabilities		4,967	3,348
Accounts payable and others	9.5	129,295	140,739
Fee payable to the Argentine National Government	10.1	16,167	14,589
Total Current Liabilities		368,701	315,910
Total Liabilities		1,458,625	1,380,686
Total Shareholder’s Equity and Liabilities		2,794,198	2,812,745

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Consolidated Statements of Changes in Equity

At September 30, 2025 and 2024

	Attributable to majority shareholders								Non-	Total
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Controlling Interest	Shareholders’ Equity

	In millions of $
Balance at 01.01.25	259	137	168,288	33,689	868,018	5,165	356,185	1,431,741	318	1,432,059
Resolution of the Assembly of April 29, 2025 – Constitution of reserves (note 15)	-	-	-	-	356,185	-	(356,185)	-	-	-
Resolution of the Assembly of August 18 2025 – Constitution of reserves (note 15)	-	-	-	-	(202,830)	-	-	(202,830)	-	(202,830)
Compensation plan	-	-	-	-	-	156	-	156	-	156
Net Income for the period	-	-	-	-	-	-	105,999	105,999	189	106,188
Balance at 09.30.2025	259	137	168,288	33,689	1,021,373	5,321	105,999	1,335,066	507	1,335,573

Balance at 01.01.24	259	137	168,338	33,519	947,867	4,783	24,995	1,179,898	(79)	1,179,819
Resolution of the Assembly of April 24, 2024 – Constitution of reserves (note 15)	-	-	-	154	24,841	-	(24,995)	-	-	-
Compensation plan	-	-	-	-	-	297	-	297	-	297
Net Income for the period	-	-	-	-	-	-	335,851	335,851	514	336,365
Balance at 09.30.2024	259	137	168,338	33,673	972,708	5,080	335,851	1,516,046	435	1,516,481

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Consolidated Statements of Cash Flow

For the nine-month periods ended at September 30, 2025 and 2024

		09.30.2025	06.30.2024

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		106,188	336,365
Adjustment for:
Income tax		40,952	255,988
Amortization of intangible assets	7	128,496	97,361
Depreciation of property , plant and equipment	5	396	321
Depreciation right of use	5	2,706	2,206
Bad debts provision	5.2	6,011	3,254
Specific allocation of accrued and unpaid income		16,167	12,267
Result of investments accounted for using the equity method		-	1
Income of sales of investments accounted for by the equity method		-	(493)
Compensation plan		156	297
Accrued and unpaid financial debts interest costs	8	42,125	52,891
Accrued deferred revenues and additional consideration	11	(16,156)	(16,525)
Accrued and unpaid Exchange differences		64,120	(429,876)
Litigations provision	11	1,588	901
Inflation Adjustment		(23,140)	(48,301)
Changes in operating assets and liabilities:
Changes in trade receivables		(32,664)	(39,887)
Changes in other receivables		(10,753)	(38,362)
Changes in other assets		(103)	436
Changes in accounts payable and others		14,049	64,236
Changes in provisions and other charges		4,420	(17,164)
Evolution of the specific allocation of income to be paid to the Argentine National State		(11,959)	(9,100)
Changes in intangible assets	7	(99,504)	(151,254)
Income tax payments		(405)	-
Net cash Flow generated by operating activities		232,690	75,562
Cash Flow for investing activities
Acquisition of investments		(97,717)	(27,890)
Collection of investments		68,332	12,677
Fixed assets acquisitions		(294)	(72)
Net Cash Flow applied to investing activities		(29,679)	(15,285)
Cash Flow from financing activities
New Financial debts	8	116	642
Payment of leases		(3,177)	(3,047)
Financial debts paid- principal	8	(97,713)	(61,585)
Financial debts paid- interests	8	(40,241)	(47,494)
Payment of dividends		(120,371)	-
Net Cash Flow applied to financing activities		(261,386)	(111,484)
Net decrease in cash and cash equivalents		(58,375)	(51,207)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		129,842	193,439
Net decrease in cash and cash equivalents		(58,375)	(51,207)
Inflation adjustment generated by cash and cash equivalents		18,242	56,059
Foreign Exchange differences by cash and cash equivalents		10,560	(56,212)
Cash and cash equivalents at the end of the period		100,269	142,079

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Similarly, a lawsuit was filed in the case AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO, File CAF 032610/2023, based on the agreements entered into and approved in File 56,695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the Financial Projection of Income and Expenses of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the Financial Projection of Income and Expenditures of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORNSA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the Financial Projection of Income and Expenses corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof. Pursuant to the parties' requests, on August 7, 2025, a new 20-business-day suspension of the deadlines was jointly requested with ORSNA. Subsequently, on August 11, 2025, a further 20-business-day suspension of the deadlines was ordered. Finally, on September 4, 2025, a joint request was made for a six-month suspension of the procedural deadlines, beginning on September 10, 2025, which was granted by the court until February 11, 2026.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the year	Book entry value at 09.30.2025

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,740	670	1,728
Cargo & Logistics S.A. (3)	1,614,687	98.63%	-	-	-
Paoletti América S.A. (3)	6,000	50.00%	1	-	1
Texelrío S.A.	84,000	70.00%	1,650	430	1,155
Villalonga Furlong S.A (3) (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.
(3)	Not consolidated due to low significance.
(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with The Company accounting policies.

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, the Company is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

These Interim Condensed Consolidated Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on November 10, 2025.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the standards of IFRS accounting (or IFRS for its acronym in English), issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of The Company for the nine-month period ended September 30, 2025 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2024 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of the Company as of September 30, 2024 and from the Consolidated Financial Statements as of December 31, 2024 approved by the Company’s Board and Shareholders and restated at the closing currency at September 30, 2025, based on the application of IASB 29 (see Note 3.25 of the Condensed Consolidated Financial Statements at December 31, 2024).

2) Controlled Companies

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE of The Company in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2024.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2025.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Condensed Consolidated Interim Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments. and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of September 30, 2025, the price index amounted to 9,386.3022, with inflation for the nine-month period of 22.0% and year-on-year of 31.8%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2025. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2025, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2025, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to BNA and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the nine-month period ended at September 30, 2025 was a loss of $40,952 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $118,101 million, because as of September 30, 2025, the variation of the CPI for the period of 36 months at the end of fiscal year 2025 will exceed 100%.

NOTE 4 - SALES INCOME

	Three months at		Nine months at
	09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Millions of $
Air station use rate	165,046	127,534	471,187	429,697
Landing fee	14,732	9,743	40,058	39,095
Parking fee	4,409	3,237	13,037	14,147
Total aeronautical income	184,187	140,514	524,282	482,939
Total non-aeronautical income	144,003	112,471	394,825	355,433
Total	328,190	252,985	919,107	838,372

As of September 30, 2025 and 2024, "over the time" income from contracts with customers for the nine-month periods was $773,507 million and $699,680 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at		Nine months at
	09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Millions of $
Specific allocation of income	48,371	37,535	135,405	123,534
Airport services and maintenance	42,609	43,977	126,741	116,325
Amortization of intangible assets	39,933	34,177	124,317	96,462
Depreciation of property, plant and equipment	136	24	382	292
Salaries and social charges	49,843	49,701	142,552	148,292
Fee	1,066	4,738	5,146	10,193
Utilities and fees	6,244	6,329	18,128	17,478
Taxes	1,626	2,317	5,036	5,587
Office expenses	5,152	5,310	14,691	15,214
Insurance	51	144	94	636
Depreciation rights of use	1,234	726	2,706	2,206
Others	2,945	-	5,808	-
Total	199,210	184,978	581,006	536,219

5.2. Distribution and marketing expenses

	Three months at		Nine months at
	09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Millions of $
Airport services and maintenance	392	-	782	-
Amortization of intangible assets	234	43	445	48
Salaries and social charges	1,465	485	3,388	722
Fees	200	290	568	319
Utilities and fees	127	6	140	12
Taxes	16,308	13,124	45,252	42,832
Office expenses	64	50	291	88
Advertising	1,296	2,058	3,279	4,551
Provision for bad debts	2,820	872	6,011	3,254
Total	22,906	16,928	60,156	51,826

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative  Expenses

	Three months at		Nine months at
	09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Millions of $
Airport services and maintenance	508	460	1,338	1,178
Amortization of intangible assets	1,539	317	3,734	851
Depreciation of PP&E	6	-	14	29
Salaries and social charges	9,358	8,029	25,895	20,897
Fees	1,282	1,110	3,513	3,577
Utilities and fees	86	1	144	7
Taxes	2,261	1,818	6,225	5,706
Office expenses	1,508	2,426	5,946	6,218
Insurance	351	77	1,643	384
Fees to the Board of Directors and the Supervisory Committee	245	275	611	763
Others	8	-	8	-
Total	17,152	14,513	49,071	39,610

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at		Nine months at
	09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Millions of $
Trust for Strengthening	8,062	6,257	22,567	20,589
Other	(2,174)	(1,098)	(8,742)	(4,172)
Total	5,888	5,159	13,825	16,417

6.2. Financial Income

	Three months at		Nine months at
	09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Millions of $
Interest	4,752	10,382	17,806	39,351
Foreign Exchange differences	23,064	(15,890)	21,996	(176,213)
Total	27,816	(5,508)	39,802	(136,862)

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.3 Financial Costs

	Three months at		Nine months at
	09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Millions of $
Interest	(15,417)	(15,655)	(44,223)	(55,698)
Foreign Exchange differences	(72,815)	33,776	(84,851)	589,660
Total	(88,232)	18,121	(129,074)	533,962

6.4 Income Tax

	Three months at		Nine months at
	09.30.2025	09.30.2024	09.30.2025	09.30.2024

	Millions of $
Current	(151)	(792)	(467)	(829)
Deferred	(5,525)	(33,805)	(40,485)	(255,159)
Total	(5,676)	(34,597)	(40,952)	(255,988)

NOTE 7 – INTANGIBLE ASSETS

		09.30.2025	09.30.2024

	Note	Millions of $
Original values:
Initial Balance		4,001,400	3,807,001
Acquisitions of the period		103,793	151,254
Declines of the period		(7,241)	-
Balance at September 30		4,097,952	3,958,255

Accumulated Amortization:
Initial Balance		(1,612,110)	(1,479,109)
Acquisitions of the period	5	(128,496)	(97,361)
Declines of the period		2,952	-
Balance at September 30		(1,737,654)	(1,576,470)
Net balance at September 30		2,360,298	2,381,785

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt

	09.30.2025	09.30.2024

	Millions of $
Initial Balance	783,939	1,388,152
New financial debts	116	642
Financial debts paid	(137,954)	(109,079)
Accrued interest	42,125	52,891
Foreign Exchange differences	64,741	(570,320)
Inflation adjustment	234	8,448
Total Net Balance at September 30	753,201	770,734

8.2 Breakdown of financial debt

	09.30.2025	12.31.2024

Non-current Financial Debts	Millions of $
Negotiable Obligations	672,538	682,858
Cost of issuance of NO	(598)	(1,014)
	671,940	681,844
Current Financial Debts
Bank borrowings	4,792	12,886
Negotiable Obligations	76,776	89,610
Cost of issuance of NO	(307)	(401)
	81,261	102,095
	753,201	783,939

As of September 30, 2025 and December 31, 2024, the fair value of the financial debt amounts to $754,422 million and $780,947 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Separate Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2024.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in U$S at 09.30.2025	Capital in U$S at 12.31.2024
Guaranteed with Maturity in 2027 (1)(2)	02.2017		02.2027	6.875%		U$S	400.0	7.5	11.3
Class I Series 2020 (1)(2)(3)	04.2020		02.2027	6.875	% (5)	U$S	306.0	27.1	40.6
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S	62.0	53.8	62.0
Class V (3)	02.2022		02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		U$S (6)	36.0	-	27.1
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S (6)	32.7	22.9	22.9
Class X (3)	07.2023		07.2025	0.000%		U$S (6)	25.1	-	17.9
Class XI (3)	12.2024		12.2026	5.500%		U$S (7)	28.8	28.8	28.8

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference ONs are nominated and payable in US dollars.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of September 30, 2025, the Company complies with financial covenants.

As of September 30, 2025, the Company fully canceled Class VI and Class X Bonds.

As of September 30, 2025, the Company holds Class IX Bonds in its portfolio totaling US$9.8 million.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(1)	Capital at 09.30.2025 (1)	Capital at 12.31.2024 (1)
ICBC - Dubai Branch	07.2022	10.2025	SOFR+ 7,875%(2)	U$S	10.0	3.4	10.0

(1) Balances in the original currency of the financial instrument.

(2) Plus applicable withholding tax.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		09.30.2025	12.31.2024

	Note	Millions of $
Trust for Strengthening	10.1	53,509	53,081
Others		1,588	543
Total		55,097	53,624

9.1.2 Other current receivables

		09.30.2025	12.31.2024

	Note	Millions of $
Expenses to be recovered		3,199	2,935
Related parties	10.1	2,554	3,155
Tax credits		13,779	19,995
Prepaid Insurance		3,818	2,983
Others		15	22
Total		23,365	29,090

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2 Trade receivables

		09.30.2025	12.31.2024

	Note	Millions of $
Trade receivables		130,229	121,775
Related parties	10.1	3,036	2,775
Checks-postdated checks		3,975	3,165
Subtotal sales credits		137,240	127,715
Provision for bad debts		(15,357)	(11,540)
Total		121,883	116,175

9.2.1 Changes in Bad Debt Provisions

		09.30.2025	09.30.2024

	Note	Millions of $
Initial balance		11,540	16,433
Increases of the period	5.2	6,011	3,254
Foreign exchange difference		2,827	485
Applications of the period		(2,516)	(111)
Inflation adjustment		(2,505)	(8,946)
Bad Debts provisions at September 30		15,357	11,115

9.3 Investments

9.3.1 Non-current investments

		09.30.2025	12.31.2024

	Note	Millions of $
Negotiable obligations		43,452	54,013
Negotiable obligations of related companies	10.1	-	4,331
Other financial assets		-	2,345
Total		43,452	60,689

9.3.2 Current investments

		09.30.2025	12.31.2024

	Note	Millions of $
Negotiable Obligations		54,001	17,554
Negotiable obligations of related companies	10.1	4,730	-
Other financial assets		24,559	9,595
Total		83,290	27,149

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.4 Cash and cash equivalents

		09.30.2025	12.31.2024

	Note	Millions of $
Cash and funds in custody		189	204
Banks	13	22,861	100,808
Checks not yet deposited		1,076	587
Term deposits and others		76,143	28,243
Total		100,269	129,842

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	09.30.2025	12.31.2024

	Millions of $
Suppliers	1,083	1,181
Total	1,083	1,181

9.5.2 Commercial accounts payable and other current

		09.30.2025	12.31.2024

	Note	Millions of $
Suppliers		59,041	65,696
Foreign suppliers		9,061	10,786
Debts with Related Parties	10.1	6,408	5,531
Salaries and social security liabilities		43,243	49,773
Other fiscal debts		11,542	8,953
Total		129,295	140,739

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at September 30, 2025 and December 31, 2024 are as follows:

	09.30.2025	12.31.2024

Other receivables	Millions of $
Other related companies	2,554	3,155
Total	2,554	3,155

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

	09.30.2025	12.31.2024

Trade receivables	Millions of $
Other related companies	3,036	2,775
Total	3,036	2,775

	09.30.2025	12.31.2024

Investments	Millions of $
Other related companies - non current	-	4,331
Other related companies - current	4,730	-
Total	4,730	4,331

	09.30.2025	12.31.2024

Accounts payable and other	Millions of $
Other related companies	6,408	5,531
Total	6,408	5,531

	09.30.2025	12.31.2024

Provisions and other charges	Millions of $
Corporación América S.A.U. – Dividends to be paid	56,372	16,557
Corporación América Sudamericana S.A. – Dividends to be paid	61,583	-
Cedicor S.A. - Dividends to be paid	57	-
Other related companies	129	-
Total	118,141	16,557

The balances with the Argentine National State as of September 30, 2025, and December 31, 2024, are as follows:

		09.30.2025	12.31.2024

	Note	Millions of $
Debt - Specific Allocation of Income		16,167	14,589
Debt - Dividends to be paid	11	-	15,108
Credit - Strengthening Trust (1)		53,509	53,081

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the nine-month periods ended September 30, 2025 and 2024 are as follows:

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

With Proden S.A. for office rental and maintenance, the Company has allocated $3,965 million and $3,259 million, respectively.

The Company has allocated to the cost $6,846 million and $5,924 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $2,569 million and $2,584 million to the cost, respectively.

The Company has allocated to the cost $1,808 million and $1,365 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $5,908 million and $4,926 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $1,015 million and $1,367 million to the cost, respectively.

The Company has recorded commercial income of $1,141 million and $1,328 million with Duty Paid S.A., respectively.

Furthermore, short-term compensation to key management was $2,027 million and $1,485 million for the nine-month periods ended at September 30, 2025 and 2024, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 100% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

		At 01.01.25	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 09.30.25	Total Non Current	Total Current

	Note	Millions of $							Millions of $
Litigations		4,187	1,588	(1,313)	(813)	45	667	4,361	514	3,847
Deferred Income		16,708	4,199	-	(993)	(13,379)	2,420	8,955	2,049	6,906
Guarantees Received		2,591	1,209	(612)	(624)	-	1,240	3,804	-	3,804
Upfront fees from concessionaires		6,357	1,538	-	-	(2,777)	-	5,118	2,359	2,759
Dividends to be paid	10	31,665	202,830	(120,371)	(8,784)	-	12,672	118,012	-	118,012
Related companies	10	-	132	-	(3)	-	-	129	-	129
Others		2,904	234	(193)	(526)	(816)	737	2,340	1,355	985
Total		64,412	211,730	(122,489)	(11,743)	(16,927)	17,736	142,719	6,277	136,442

		At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 09.30.24	Total Non Current	Total Current

		In millions of $							Millions of $
Litigations		7,005	901	(998)	(3,669)	-	643	3,882	1,376	2,506
Deferred Income		37,410	6,966	-	(13,644)	(14,647)	1,965	18,050	3,664	14,386
Guarantees Received		4,808	7	(1)	(2,316)	-	152	2,650	-	2,650
Upfront fees from concessionaires		7,420	1,056	-	-	(1,878)	-	6,598	4,064	2,534
Related companies	10	-	18	-	-	-	-	18	-	18
Others		7,307	3	(190)	(3,718)	(764)	778	3,416	2,285	1,131
Total		63,950	8,951	(1,189)	(23,347)	(17,289)	3,538	34,614	11,389	23,225

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.2025		Foreign exchange rates	Amount in local currency at 09.30.2025	Amount in local currency at 12.31.2024
Assets
Current Assets
Cash and cash equivalents	U$S	47	1,371	64,091	99,554
Net trade receivables	U$S	63	1,371	85,699	87,024
Investments	U$S	61	1,371	83,289	27,149
Total current assets				233,079	213,727

Non-Current Assets
Investments	U$S	32	1,371	43,452	57,011
Total Non-Current Assets				43,452	57,011
Total assets				276,531	270,738

Liabilities
Current Liabilities
Provisions and other charges	U$S	91	1,380	126,001	33,998
Financial debts	U$S	59	1,380	81,568	102,497
Lease liabilities	U$S	4	1,380	4,949	3,311
Commercial accounts payable and others	U$S	25	1,380	35,158	30,496
	EUR	2	1,622.6040	3,081	2,925
	GBP	0	1,858.9980	8	-
	CAD	0	978.5253	43	48
Total current liabilities				250,808	173,275

Non-Current Liabilities
Provisions and other charges	U$S	1	1,380	1,872	3,548
Financial debts	U$S	487	1,380	672,538	682,858
Lease liabilities	U$S	1	1,380	790	2,578
Commercial accounts payable and others	U$S	1	1,380	1,081	1,170
Total non-current liabilities				676,281	690,154
Total liabilities				927,089	863,429
Net liability position				650,558	592,691

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 13 – OTHER RESTRICTED ASSETS

In addition to what is set forth in notes 1 and 6, within current assets as of September 30, 2025 and December 31, 2024, under the heading of Cash and cash equivalents, balances are maintained in bank accounts specifically allocated for the settlement of negotiable obligations Series 2021 and Class IV for $8,073 million and $5,818 million, respectively.

NOTE 14 - CAPITAL STOCK

At September 30, 2025 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. (presented in $ in currency as of the date of the meetings)

At the special ordinary general meeting of classes A, B, C and D, held on April 24, 2024, which yields a positive result of $9,406,678,415, it is allocated as follows:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and
(ii)	The balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the ordinary general meeting held on October 31, 2024, it was resolved: (i) to rectify the resolution reached at the meeting held on April 24, 2024, and to restate the result of the fiscal year, which as of December 31, 2023, amounted to $9,406,678,415 due to the General Level Consumer Inflation Index for the month of March, which amounted to 51.62%. Said result, re-expressed as of the date of the detailed meeting, for an amount of $14,262,583,889, was resolved to be allocated as follows: (i) $102,181,288 to the establishment of the legal reserve, up to 20% of the adjusted share capital; and (ii) the balance of $14,160,402,601.20 to establish a voluntary reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Having rectified the results for the fiscal year as of April 24, and the shareholders' intention to distribute dividends, at the shareholders' meeting held on October 31, 2024, it was resolved to restate the amount of the voluntary reserve again, this time as of September 30, 2024. The inflation index as of September amounted to 101.58%. Consequently, the amount of the voluntary reserve restated as of September 30 amounted to $737,844,377,142. It was also resolved to partially release the optional reserve up to the equivalent of US$80,000,000 in pesos, equivalent to $79,200,000,000, calculated at the selling exchange rate published by the Banco de la Nación Argentina at the close of business on October 30, 2024, and to distribute dividends to shareholders in proportion to their respective shareholdings in the Company.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. (presented in $ in currency as of the date of the meetings) (Contd.)

At the ordinary and special general meeting of classes A, B, C, and D held on April 29, 2025, it was resolved:

(i)	to restate the positive result for the fiscal year, which as of December 31, 2024, amounted to the general CPI index accumulated through March, resulting in an adjusted result of $316,986,187,842;
(ii)	that the restated result be used to establish an optional reserve for the execution of future works plans and for the payment of future dividends, if applicable.

At the meeting held on August 18, 2025, it was resolved to distribute cash dividends in an amount equivalent in pesos to US$150,000,000, equivalent to $195,000,000,000, calculated at the selling exchange rate for foreign currency, published by the Banco de la Nación Argentina at the close of business on August 14, 2025. To this end, in accordance with the provisions of section e) of article 3 of Chapter III, Title IV of the Regulations of the National Securities Commission (N.T. 2013 and mod.), the amount of the optional reserve was re-expressed as of June 30, 2025, applying the price index corresponding to the month prior to said meeting. Given that the consumer price index (CPI) accumulated through July was 17.29%, the amount of the voluntary reserve restated as of the date of the meeting amounted to $1,176,946,808,210.

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	09.30.2025	09.30.2024
Income for the period (in millions of $)	106,188	336,365
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	409.9923	1,298.7066

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Condensed Interim Separate Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Separate Financial Statements in note 20. Inflation for the first nine months of 2025 and the year-over-year inflation rate are shown in Note 3. The quarterly devaluation was 5.8%.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2025 presented in comparative format (Contd.)

NOTE 17 - FINANCIAL RISK MANAGEMENT (Contd.)

As of the date of these financial statements, there were no significant changes in exposure to market risk, foreign exchange risk, interest rate risk, credit risk, or liquidity risk compared to what was reported in the annual financial statements closed as of December 31, 2024.

In April 2025, the BCRA implemented measures that made access to the MULC more flexible, allowing resident individuals to acquire foreign currency for hoarding without restrictions on amounts or additional requirements. Furthermore, prepayments on income and personal property taxes for these transactions were eliminated. For legal entities, modifications were introduced that allow for more flexible access to the MULC for paying for imports and other transactions, although some specific restrictions and requirements remain in effect.

The Company continues to monitor these regulatory changes and assess their impact on financial risk management to identify potential impacts on its equity and financial position and define the necessary courses of action.

NOTA 18 - EVENTS SUBSEQUENT TO THE END OF THE PERIOD

No events and/or transactions have occurred since the end of the period that could significantly affect the Company's financial and equity situation.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of September 30, 2025 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at September 30, 2025, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at September 30, 2025.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.), the application of Technical Resolution No. 29 of the FACPCE (and modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations. The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2025, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The following works are currently underway:

-     Beacon ring and main electrical substation; and

-     New osmosis plant.

The following works have been completed:

-    New 13.2 kV feeders 9 and 10; and

-    New Express Immigration Controls

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

1. General considerations (contd.)

Jorge Newbery Airport

The following works are underway:

-     Expansion of the North Platform; and

-     Remodeling of the Inspection and Search Point.

The following works have been completed:

-     Exterior works - sidewalks - landscaping - coastal fill and underground parking; and

-     Expansion of the South Platform – Stage 2.

Rio Hondo Airport

The following works have been completed:

-     Expansion and Remodeling of the Passenger Terminal.

San Rafael Airport

The following works are underway:

-     New Passenger Terminal.

Iguazú Airport

The following works are underway:

-     Tip-off points;

-     Aircraft sanitary effluent treatment; and

-      Sewage Treatment Plant.

The following works have been completed:

-     Maintenance Infrastructure and Support Services.

San Juan Airport

The remodeling of the passenger terminal is underway

Resistencia Airport

The following works are underway:

-     Comprehensive remodeling of the passenger terminal.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

1. General considerations (contd.)

Formosa Airport

Construction work on the new passenger terminal is underway.

Salta Airport

The renovation and expansion of the passenger terminal is underway.

Rio Cuarto Airport

The following works have been completed:

-     Rehabilitation of Runway 05-23; and

-     Renovation of the Lighting System.

Rio Gallegos Airport

The renovation of Runway 07-25 is underway.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at September 30, 2025, 2024, 2023, 2022 and 2021, is presented.

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

	Millions of $
Current Asset	329,108	314,654	363,055	294,878	176,544
Non-current Assets	2,465,090	2,497,817	2,387,868	2,308,034	2,313,492
Total Assets	2,794,198	2,812,471	2,750,923	2,602,912	2,490,036

Current liabilities	368,701	273,071	205,288	300,607	556,708
Non- Current Liabilities	1,089,924	1,022,919	1,189,891	1,163,463	864,326
Total Liabilities	1,458,625	1,295,990	1,395,179	1,464,070	1,421,034

Net equity attributable to majority shareholders	1,335,066	1,516,046	1,356,062	1,138,822	1,068,982
Non-controlling interest	507	435	(318)	20	20
Net Equity	1,335,573	1,516,481	1,355,744	1,138,842	1,069,002
Total Assets and Equity	2,794,198	2,812,471	2,750,923	2,602,912	2,490,036

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine-month periods ended at September 30, 2025, 2024, 2023, 2022 and 2021.

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

	Millions of $
Gross Profit	338,379	302,418	355,191	258,455	23,182
Administrative and distribution and marketing expenses	(109,227)	(91,436)	(83,633)	(55,570)	(41,093)
Other net income and expenses	13,825	16,417	9,618	11,980	(14,802)
Operating profit	242,977	227,399	281,176	214,865	(32,713)
Income and financial costs	(89,272)	397,100	13,121	72,548	68,838
Result by exposure to changes in the acquisition power of currency	(6,565)	(32,145)	(46,638)	21,294	3,519
Result from participation in related parties	-	(1)	(8)	(33)	-
Income before tax	147,140	592,353	247,651	308,674	39,644
Income tax	(40,952)	(255,988)	(46,417)	8,118	(53,123)
Result of the period	106,188	336,365	201,234	316,792	(13,479)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	106,188	336,365	201,234	316,792	(13,479)
Result attributable to majority shareholders	105,999	335,851	201,287	316,788	(13,483)
Non controlling interest	189	514	(53)	4	4

4. Cash flow structure

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

	Millions of $
Cash Flow generated by operating activities	232,690	75,562	150,683	42,254	29,822
Cash Flow (used in) / generated by investing activities	(29,679)	(15,285)	(55,982)	12,270	19,047
Cash Flow used in financing activities	(261,386)	(111,484)	(98,823)	(128,355)	(110,229)
Net Cash Flow used in the period	(58,375)	(51,207)	(4,122)	(73,831)	(61,360)

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

5. Analysis of operations for the nine-month periods ended at September 30, 2025 and 2024

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the nine-month periods ended at September 30, 2025 and 2024:

	09.30.2025%		09.30.2024%
Revenues	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenue	524,282	57.04%	482,939	57.60%
Commercial revenue	394,825	42.96%	355,433	42.40%
Total	919,107	100.00%	838,372	100.00%

The following table shows the composition of the aeronautical revenues for the nine-month periods ended at September 30, 2025 and 2024:

	09.30.2025%		09.30.2024%
Aeronautical revenues	Millions of $	Revenues	Millions of $	Revenues
Landing fee	40,058	7.64%	39,095	8.10%
Parking fee	13,037	2.49%	14,147	2.93%
Air station use rate	471,187	89.87%	429,697	88.98%
Total	524,282	100.00%	482,939	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 09.30.2025	581,006
Costs of sales for the period ended at 09.30.2024	536,219
Variation	44,787

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 09.30.2025	60,156
Distribution and commercial expenses for the period ended at 09.30.2024	51,826
Variation	8,330

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

5. Analysis of operations for the nine-month periods ended at September 30, 2025 and 2024 (Contd.)

5.1 Results of operations (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 09.30.2025	49,071
Administrative expenses for the period ended at 09.30.2024	39,610
Variation	9,461

Income and financial costs

Net financial income and costs totaled a loss of $89,272 million during the nine-month period ended at September 30, 2025 with respect to $397,100 million revenue during the same period of the previous year.

The variation is mainly due to the result arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expenses item recorded a gain of $13,825 million during the nine-month period ended September 30, 2025 compared to a gain of $16,417 million in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of September 30, 2025 amounted to $2,088,774 million, composed of $753,201 million of financial debt and equity of $1,335,573 million, while the total capitalization of the Group as of December 31, 2024 amounted to $2,287,215 million, composed of $770,734 million of financial debt and equity of $1,516,481 million.

Debt as a percentage of total capitalization amounted to approximately 36.06% and 33.70% as of September 30, 2025 and 2024, respectively.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

6. Index

The information refers to the nine-month periods ended at September 30, 2025, 2024, 2023, 2022 and 2021:

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21
Liquidity (1)	0.917	1.228	1.921	1.034	0.327
Solvency (1)	0.925	1.193	0.990	0.792	0.782
Immobilization of capital	0.882	0.888	0.868	0.887	0.929
Cost effectiveness	0.077	0.250	0.160	0.285	(0.013)

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the nine-month periods ended at September 30, 2025, 2024, 2023, 2022 and 2021:

	09.30.25	09.30.24	09.30.23	09.30.22	09.30.21

Airport	Thousands of passengers
Aeroparque	13,306	10,736	11,514	9,152	2,246
Ezeiza	8,685	8,387	7,836	5,250	2,215
Córdoba	2,340	2,091	2,171	1,551	406
Mendoza	1,971	1,647	1,759	1,202	370
Bariloche	1,930	1,788	1,953	1,532	697
Iguazú	1,315	1,039	1,143	846	210
Salta	1,052	951	1,109	886	316
Tucumán	617	544	634	511	184
C. Rivadavia	430	388	421	324	108
Jujuy	363	388	439	345	118
Total	32,009	27,959	28,979	21,599	6,870
Overall total	33,753	29,664	30,929	23,192	7,414
Variation	13.8%	-4.1%	33.4%	212.8%	-16.1%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the nine-month periods ended at September 30, 2025, 2024, 2023, 2022 and 2021 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	30.09.25	30.09.24	30.09.23	30.09.22	30.09.21
Aeroparque	106,376	88,972	94,344	74,525	23,163
Ezeiza	56,284	55,838	52,744	36,084	23,972
San Fernando	40,578	38,678	45,332	44,024	35,364
Córdoba	20,749	19,429	20,514	15,658	6,190
Mendoza	16,690	15,442	16,006	11,685	4,769
Bariloche	14,429	12,857	14,269	11,624	6,744
Salta	13,004	12,416	11,939	8,625	3,798
Iguazú	9,625	7,852	8,583	6,577	2,305
San Rafael	6,570	6,704	2,178	2,481	2,005
Tucumán	6,162	5,187	5,984	4,425	2,298
Total	290,467	263,375	271,893	215,708	110,608
Overall Total	342,435	316,354	330,902	266,677	144,468
Variation	8.2%	-4.4%	24.1%	84.6%	21.5%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2025 presented in comparative form

Outlook for 2025

Passenger traffic continued to show an excellent performance during the third quarter, once again reaching an all-time record for a third quarter in both total and international passengers.

International traffic maintained double-digit growth, with a 15% increase compared to the same period last year. The main driver behind this strong performance was a rise in flight frequencies to key international destinations, along with new routes launched earlier this year, primarily to regional destinations. Compared to 2019, international traffic exceeded the same period of that year by 14%.

In the domestic segment, performance also remained solid, with a year-over-year increase of 15%, and 14% above the third quarter of 2019. Traffic was boosted by the expansion of domestic fleets, as airlines added aircraft to increase flight offerings and frequencies, expanding the network of local routes and destinations.

As a result, 2025 is shaping up to be a historic year for passenger traffic, with continued growth expected through the remainder of the year and into early 2026, supported by strong operational activity in the upcoming high season.

On the commercial revenue side, the Cargo segment stood out, showing a notable increase in both operations and income. This was mainly driven by higher import activity volumes and a revised pricing structure. In addition, supported by the rise in passenger traffic, commercial categories recorded strong performance—particularly the parking segment, which continues to post substantial growth, benefitting from higher occupancy levels, greater parking availability, and tariff updates.

On the other hand, the Company’s operating costs—particularly those denominated in local currency—remained affected by macroeconomic factors. Nevertheless, we continued implementing efficiency and cost-control measures, which helped mitigate the impact. Combined with revenue growth, these measures contributed to the expansion of operating margins.

Finally, under the ongoing investment plan, we continue to move forward in line with the contractual schedule. Execution of the 2025 Capex program is progressing as planned, corresponding to Phase II of our commitment, following the completion of Phase I at the end of 2024. The plan includes runway works and terminal upgrades across several provinces in the country, aimed at expanding infrastructure, increasing capacity, and enhancing the service level at each airport.

“Free translation from the original in Spanish for publication in Argentina”

REVIEW REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

CUIT N° 30-69617058-0

Report on consolidated condensed interim financial statements

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company") comprising the consolidated statement of financial position as of September 30, 2025, the consolidated statements of comprehensive income for the nine and three months ended September 30, 2025, changes in equity and cash flows for the nine month period ended September 30 de 2025 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the consolidated condensed interim financial statements referred to in the first paragraph in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

Scope of the review

Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on the review we have carried out, which was carried out in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", adopted as a review standard in Argentina by Technical Resolution No. 33 of FACPCE as approved by the Board of Directors of the Entity. International Standards on Auditing and Assurance (IAASB). A review of consolidated condensed interim financial statements consists of conducting inquiries primarily of personnel responsible for financial and accounting aspects and applying analytical and other review procedures. A review has a substantially smaller scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not allow us to be confident of identifying all significant matters that could be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

On the basis of our review, nothing has come to our attention to suggest that the consolidated condensed interim financial statements referred to in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina

T: +(54.11) 4850.0000, www.pwc.com.ar

Report on compliance with current provisions

In compliance with current provisions, we inform, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the consolidated condensed interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be transcribed in the Inventory and Balance Sheets;

b)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)	we have read the informative briefing, on which, as far as it is within our competence, we have no observations to make;

d)	as of September 30, 2025, the debt accrued in favor of the Argentine Integrated Pension System of Aeropuertos Argentina 2000 S.A. arising from the Company's accounting records amounted to $3,681,726,989, which was not payable on that date.

Autonomous City of Buenos Aires, November 10, 2025.

PRICE WATERHOUSE & CO. S.R.L.

By (Partner)
Juan Manuel Gallego Tinto

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, which comprise the consolidated statement of financial position as of September 30, 2025, the consolidated statements of comprehensive income for the periods of three and nine months ended September 30, 2025, changes in equity and cash flows for nine-month period ended September 30, 2025 and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated November 10, 2025, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of September 30, 2025 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 10, 2025.

Patricio A. Martin

By Surveillance Committee